Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Northcore Announces Home Hardware Dealer Network

            TORONTO, March 30 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has completed the initial launch of an intranet for Home
Hardware Stores Limited. The companies have collaborated to create an online forum to connect over 1,000 independently-owned Home Hardware member stores and their key suppliers.
            "We are pleased to provide Northcore's Working Capital Engine(TM) to Home
Hardware Dealers. Our objective is to make it more efficient for these Dealers to purchase the products they need to operate their businesses. As an additional benefit, Dealers can improve their working capital position by having a new channel to sell surplus or under-utilized assets and evaluate both new and used equipment in their ongoing purchasing decisions," said
Duncan Copeland, CEO of Northcore Technologies.
            "Home Hardware has always been dedicated to helping the independent retailer stay independent and to thrive. Our cooperative and innovative business model is reflected in every facet of company culture, with shared buying power, expanded advertising, comprehensive inventory and delivery among other resources. With the help of Northcore, our next step is providing Home
Hardware Dealers of all sizes with a one-stop source for their business needs, including: computers, security systems, signage, store fixtures, racking, forklifts, vehicles, leasing programs and other related information and contacts," said Richard Brimblecombe, Vehicle & Equipment Leasing and Sourcing
Manager of Home Hardware Stores Limited.

            <<
            About Northcore Technologies Inc.
            ---------------------------------
            >>
            Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
            Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
            Additional information about Northcore can be obtained at
www.northcore.com.

            <<
            About Home Hardware Stores Limited
            ----------------------------------
            >>
            Home Hardware Stores Limited is Canada's largest independent hardware, lumber and building materials and furniture retailer with more than 1,000 stores across Canada, under the Home Hardware, Home Building Centre, Home
Hardware Building Centre and Home Furniture banners. Dealers are Home Owners helping other Home Owners through access to 100,000 quality brand name and private label products. The cooperative was founded 1964 by 122 independent hardware Dealers, under the guiding ethic that community and the common good is simply good business and has grown to annual retail sales of $4.85 billion.
            Additional information about Home Hardware Stores Limited can be obtained at www.homehardware.ca.

            This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

            %SEDAR: 00019461E %CIK: 0001079171

            /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
            (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 11:21e 30-MAR-10